212-373-3105

212-492-0105

jmarell@paulweiss.com

March 20, 2013

VIA EDGAR

Peggy Kim, Esq.
Special Counsel, Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F St. NE
Washington, D.C. 20549

  Re:
  Lear Corporation (the "Company")
  Amendment No. 1 to Preliminary Proxy Statement filed on
  Schedule 14A by Marcato Capital Management LLC et al.
  (the "Filing Persons")
  Filed March 18, 2013
  File No. 001-11311

Dear Ms. Kim:

        On behalf of the Filing Persons, we are submitting this letter in response to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the Staff's letter to Jeffrey D. Marell dated March 20, 2013 (the "Comment Letter") regarding the above-referenced Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A ("Amendment No. 1"). For the Staff's convenience we have supplementally provided pages showing the changes we intend to make in our next filing.

        For the Staff's convenience, we have set forth below the Staff's comments in bold typeface followed by our response thereto. Unless otherwise indicated, page numbers refer to the pages contained in the Amendment No. 1. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to such terms in Amendment No. 1.

        The Filing Persons also respectfully advise the Staff that in response to comment 4 of the Staff's letter dated March 15, 2013, we have further revised the disclosure on page 13 to clarify the date that Enrico Digiloramo became employed by Allstate Insurance and the date that he became a Senior Vice President. We have further revised the disclosure on page 13 to specify the date that Mr. Digiloramo became a director at Metromedia International Group.

Preliminary Proxy Statement

1.
We note that Lear's governing documents provide for the annual election of directors, and that the Marcato-Oskie Group is soliciting for the eight director positions that are up for election at the annual meeting by rounding out its slate with five of the registrant's nominees. Please note that rounding out a short slate with a registrant's nominees is available only when soliciting in support of nominees who, if elected, would constitute a minority of the board of directors. Refer to Rule 14a-4(d)(4) and Section II.I of SEC Release No. 34-31326 (Oct. 16, 1992). Please revise the proxy statement and proxy card to include a full complement of Marcato-Oskie nominees, or revise to include disclosure that shareholders will be disenfranchised with respect to five director positions up for election at the annual meeting.

  The Filing Persons acknowledge the Staff's comment and hereby confirm to the Staff that they are only soliciting in support of nominees who, if elected, would constitute a minority of the board of directors, and as such are seeking authority to vote for nominees named in the registrant's proxy statement pursuant to Rule 14a-4(d)(4). The Filing Persons have revised their disclosure on pages 2, 14, 17 and 21 to make clear that, pursuant to the requirements set forth in Rule 14a-4(d)(4)(ii), the Filing Persons will vote for all the registrant nominees, other than those registrant nominees specified in the Marcato-Oskie Group proxy statement.

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        If you have any questions, please do not hesitate to call me at (212) 373-3105.

                      Sincerely,

                      /s/ Jeffrey D. Marell
                      Jeffrey D. Marell

Enclosures